January 16, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Citizens Financial Services, Inc.

Registration Statement on Form S-4

Commission File No. 333-235467

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Citizens Financial Services, Inc. hereby requests that the above referenced Registration Statement on Form S-4, as amended, be declared effective on January 21, 2020 at 11:00 a.m., or as soon thereafter as is practicable.

If you have any questions concerning this matter, please contact Victor L. Cangelosi, of Luse Gorman, PC, at (202) 274-2028.

Very truly yours,

/s/ Randall E. Black

Randall E. Black
Chief Executive Officer and President